767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

April 16, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Stacie Gorman

Re:	inVentiv Health, Inc.
Amendment No. 4
Registration Statement on Form S-4
File No. 333-197719

Dear Ms. Gorman:

On behalf of our client, inVentiv Health, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 of the Company (Registration No. 333-197719) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 9, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

Summary Consolidated Financial Data, page 14

1.	We have reviewed your response to our comment. If Synergy Adjusted EBITDA is the measure that is used in determining compliance with a covenant and that covenant is a material term of a credit agreement that you believe is a material agreement and that information about the covenant is material to an investor’s understanding of the your financial condition and/or liquidity, then you may be required to disclose the measure as part of your MD&A. In disclosing the non-GAAP financial measure in this situation, you should consider also disclosing the following:

•	the material terms of the credit agreement including the covenant;

Securities and Exchange Commission

April 16, 2015

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

If Synergy Adjusted EBITDA is not the exact measure contemplated in the covenant calculation or if you do not believe information about the covenant is material to an investor’s understanding of your financial condition and/or liquidity, please remove the measure from future filings.

The Company respectfully advises the Staff that Synergy Adjusted EBITDA has been removed from the Registration Statement.

Executive Compensation, page 92

General

2.	We note that Mr. Meister served as your Chief Executive Officer for part of 2014. Please revise your disclosure to include information regarding his compensation. Please refer to Item 402(a)(3) and (4) of Regulation S-K.

The Company has revised the disclosure in the Registration Statement to include information regarding Mr. Meister’s compensation.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:	Eric R. Green, inVentiv Health, Inc.